NYLIFE Securities LLC
(An affiliate of New York Life Insurance Company)
Statement of Financial Condition
December 31, 2015

Assets	
Cash and cash equivalents	$24,996,707
Receivable from NYLIFE Distributors LLC	1,989,706
Commissions receivable	5,212,796
Fee income receivable	391,474
Other receivables	240,178
Prepaid expenses and other assets	1,745,570
Deferred tax asset	726,257
Total assets	**$ 35,302,688**
Liabilities and Member's Equity	
Payable to New York Life Insurance Company	$ 3,268,076
Payable to Eagle Strategies LLC	229,944
Accrued commission expense	4,765,705
Accrued litigation expense	467,589
Federal income taxes payable to New York Life Insurance Company	1,840,692
Securities sold not yet purchased	176,594
Other accrued liabilities	11,746
Total liabilities	10,760,346
Commitments and contingencies (See Note 11)	
Total member's equity	24,542,342
Total liabilities and member's equity	**$ 35,302,688**

The accompanying notes are an integral part of this financial statement.